STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

NEWS RELEASE

                      STOLT OFFSHORE S.A. WINS $125 MILLION
                    DEEPWATER CONSTRUCTION CONTRACT IN ANGOLA

LONDON, ENGLAND - MARCH 10, 2006 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that it had been awarded a contract valued at approximately $125 million for a deepwater SURF installation project offshore Angola. The installation work will be carried out by the Polar Queen and is scheduled to take place during the second half of 2007.

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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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FORWARD-LOOKING STATEMENTS: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773767
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com

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